July 12, 2006
Mr. Jeffrey Reidler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Hanger Orthopedic Group, Inc. Amendment No. 1 to Registration Statement on Form S-4, File No. 333-135436
Dear Mr. Reidler:
     Filed herewith on behalf of Hanger Orthopedic Group, Inc. (the “Company”) is pre-effective Amendment No. 1 to the Company’s above-referenced Registration Statement on Form S-4. The sole purpose of the amendment is to revise the opinion of counsel filed as an exhibit to the Registration Statement in response to the Staff’s letter of comment, dated July 10, 2006. Set forth below is the comment contained in your letter and the Company’s response thereto.
     Comment:
Where debt securities are being registered, Item 601(b)(5) of Regulation S-K requires the opinion of counsel as to the legality of the securities being registered to indicate whether they “will be binding obligations of the registrant.” Please revise the legal opinion accordingly as the securities being registered under this S-4 are debt securities.
     Response:
We have revised Exhibit 5.1 to Amendment No. 1 to Form S-4 filed herewith to state that the securities will be binding obligations of the Company.
     For the Staff’s convenience, we are faxing to Ms. Sonia Barros of the Staff a copy of the exhibit that is marked to show the changes made therein.

Mr. Jeffrey Reidler
July 12, 2006

     As discussed by the undersigned with Ms. Barros on Monday, July 10, 2006, we plan on or about Wednesday, July 19, 2006, to submit an acceleration request that the Registration Statement be declared effective on or about Monday, July 24, 2006.
     Please convey any comments or questions you have regarding the above to the undersigned at 202-295-4003 or to Jay Freedman of this firm at 202-295-4008.

Very truly yours,
/s/ Arthur H. Bill
Arthur H. Bill

cc: Ms. Sonia Barros

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